Desert Hawk Gold Corp.

1290 Holcomb Ave

Reno Nevada 89502

Ph 775-322-4621

Fax 775-322-6867

November 4, 2014

John Reynolds

Assistant Director

Securities and Exchange Commission

Washington, DC 20549

Re:

Desert Hawk Gold Corp.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed April 14, 2014

File No. 333-169701

Dear Mr. Reynolds:

We are in receipt of your letter dated October 24, 2014, setting forth certain comments to the Form 10-K for the year ended June 30, 2013 (the “10-K”) for Desert Hawk Gold Corp., a Nevada corporation (the “Company”).  In response to your comments, the Company can provide you with the following information in response to your comments:

Form 10-K for the Fiscal Year Ended December 31, 2014 filed April 14, 2014

Item 2. Properties

Gold Hill Projects page 24

1.

Please forward to our engineer as supplemental information and not as part of your filing, your 43-101 technical report that was referenced in your filings.  Please forward this information on a CD, formatted as Adobe PFD files.  You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B.  If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

RESPONSE: On October 31, 2014, the Company sent to Mr. Coleman via Fedex (771699966035) the 43-101 technical report on a CD, formatted as Adobe PDF files.

2.

Please tell us if your National Instrument 43-101 technical report has been filed on the Sedar.com website for review by the Canadian authorities and, if not, please provide additional disclosure to clarify.

RESPONSE: The National Instrument 43-101 technical report has not been filed by the Company on the Sedar.com website for review by Canadian authorities.  The Company will disclose this fact in its future filings.

3.

We note that your plans are to begin mineral extraction activities without a mineral reserve.  Please tell us about the type of salable product(s) you will produce (doré, concentrate, etc).

RESPONSE: The Company intends to produce gold and silver through conventional heap leach techniques. Mineralized material will be drilled and blasted in an open pit. The mineralized material will then be loaded into 45 ton articulating trucks using a loader or track hoe excavator.  The mineralized material will then be crushed to minus 3/8".  A dilute cyanide solution will be used to leach the material.  Gold will be captured from the solution in a single vertical carbon column.  Loaded carbon will be processed offsite at a contract refinery.  Gold and silver will then be sold at a commercial refinery.

We hereby acknowledge the following:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing:

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me if you have any questions on the responses to your comments.

Sincerely,

/s/ Rick S. Havenstrite

Rick S. Havenstrite

President

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